## SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, originally dated as of June 12, 2003, and amended and restated effective as of May 27, 2005 and as of December 19, 2005 (the "Agreement"), is by and between Intergraph Corporation, a Delaware corporation (the "Company"), and R. Halsey Wise (the "Executive").

WHEREAS, the Company desires that the Executive continue to serve as Chief Executive Officer and President of the Company and the Executive desires to hold such positions under the terms and conditions of this Agreement; and

WHEREAS, the parties desire to enter into this Agreement setting forth the terms and conditions of the employment relationship of the Executive with the Company.

NOW, THEREFORE, intending to be legally bound hereby, the parties agree as follows:

1.      Employment.  The Company hereby employs the Executive and the Executive hereby accepts employment with the Company, upon the terms and subject to the conditions set forth herein.

2.      Term.

(a)      Subject to termination pursuant to Section 9 hereof, the term of the employment by the Company of the Executive pursuant to this Agreement (as the same may be extended, the "Term") shall commence on May 27, 2005 (the "Effective Date"), and terminate on May 27, 2008 (which, for purposes of this Agreement, shall be considered the third anniversary of the Effective Date).

(b)      Commencing on the third anniversary of the Effective Date and on each subsequent anniversary thereof, the Term shall automatically be extended for a period of one (1) additional year following the expiration of the otherwise applicable Term unless, not later than ninety days (90) prior to any such anniversary date, either party hereto shall have notified the other party hereto in writing that such extension shall not take effect.

3.      Position.  During the Term, the Executive shall serve as Chief Executive Officer and President of the Company performing duties commensurate with the position of Chief Executive Officer and such additional duties as the Board of Directors of the Company (the "Board") shall determine, which duties shall not be materially inconsistent with the duties to be performed by executives holding similar offices in similarly-sized software corporations.  The Executive shall report directly to the Board.  Executive agrees to serve, without any additional compensation, as a director on the Board and the board of directors of any subsidiary of the Company, and/or in one or more chief executive officer positions with any subsidiary of the Company.  If the Executive's employment is terminated for any reason, whether such termination is voluntary or involuntary, the Executive shall resign as a director of the Company (and any of its subsidiaries), such resignation to be effective no later than the date of termination of Executive's employment with the Company.

4.      Duties.  During the Term, the Executive shall devote his full time and attention during normal business hours to the business and affairs of the Company (the "Business"); provided, however, that it shall not be a violation of this Agreement for the Executive to (i)

devote reasonable periods of time to charitable and community activities and, with the approval of the Company, industry or professional activities, and/or (ii) manage personal business interests and investments, so long as such activities do not interfere with the performance of the Executive's responsibilities under this Agreement.

5.      Salary and Bonus.

(a)      For purposes of this Agreement, a "Contract Year" shall mean a one-year period commencing on the Effective Date or any anniversary thereof.  During the initial Contract Year, the Company shall pay Executive a base salary of $600,000 per year.  Commencing on or before each anniversary of the Effective Date during the term of this Agreement, the Board (or a committee of the Board) shall review Executive's base salary and may increase such amount as it may deem advisable (such salary, as the same may be increased, the "Base Salary").  The Base Salary shall be payable to the Executive in substantially equal installments in accordance with the Company's normal payroll practices.

(b)      Executive shall receive a target cash bonus opportunity for 2005 in the amount of $600,000.  The entitlement to such target cash bonus, if any, shall be determined by the independent members of the Board of Directors (or any designated Committee of the Board comprised solely of independent directors) based on the year-end audited financial statements of the Company and will be paid to the Executive no later than March 15  of the year following the year in which the cash bonus was earned and vested.  For each succeeding year during the term of this Agreement, Executive shall be entitled to receive an annual target cash bonus opportunity in an amount equal to his then current Base Salary and such bonus, as shall be determined by the independent members of the Board of Directors (or any designated Committee of the Board comprised solely of independent directors), if any, shall be paid in accordance with the procedures and time frames set out above for payment of the cash bonus.

6.      Long-Term Incentive Awards.  During the term of this Agreement, the independent members of the Board of Directors (or any designated Committee of the Board comprised solely of independent directors) will consider on an annual basis long-term incentive awards to Executive pursuant to the Company's equity incentive plans.

7.      Vacation, Holidays and Sick Leave.  During the Term, Executive shall be entitled to paid vacation in accordance with the Company's standard vacation accrual policies for its senior executive officers as may be in effect from time to time; provided that Executive shall during each Contract Year be entitled to at least four (4) weeks of such vacation.  During the Term, Executive shall also be entitled to participate in all applicable Company employee benefits set forth in the Company's Employee Benefits Plan Summary as may be in effect from time to time.

8.      Business Expenses.  The Executive shall be reimbursed for all reasonable and necessary business expenses incurred by him in connection with his employment (including, without limitation, expenses for travel and entertainment incurred in conducting or promoting business for the Company, which shall include reimbursement for regular travel to and from Huntsville, Alabama and Jacksonville, Florida, and any incremental income taxes incurred by the Executive relating to such travel reimbursement) upon timely submission by the Executive of

receipts and other documentation in accordance with the Company's normal expense reimbursement policies.

9.     Termination of Agreement.  The Executive's employment by the Company pursuant to this Agreement shall not be terminated prior to the end of the Term hereof except as set forth in this Section 9.  To the extent required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), as determined by the Executive's counsel if requested by the Executive, one or more payments under this Section 9 shall be delayed to the six month anniversary of the date of Executive's separation from service, within the meaning of Code Section 409A.  In addition, if and to the extent required to prevent a violation of Section 409A of the Code, as determined by the Executive's counsel if requested by the Executive, the Executive will pay the entire cost of any health insurance benefits provided under this Section 9 for the first six (6) months after the Date of Termination and the Company will reimburse the Executive for the Company's share of such costs on the six-month anniversary of the Executive's "separation from service" as defined in Section 409A of the Code.

(a)     By Mutual Consent.  The Executive's employment pursuant to this Agreement may be terminated at any time by the mutual written agreement of the Company and the Executive.

(b)     Death.  The Executive's employment pursuant to this Agreement shall be terminated upon the death of the Executive, in which event the Executive's spouse or heirs shall receive, when the same would have been paid to the Executive (whether or not the Term shall have expired during such period), all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination (as defined in Section 9(i) hereof), a pro-rata portion of the Executive's then-current target bonus payable under Section 5(b), and any other unpaid benefits (including death benefits) to which they are entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination.  In addition, the Executive's surviving spouse and dependents shall receive fully-paid up health insurance benefits commensurate with the Company's standard health insurance benefits for one (1) year following the Date of Termination.

(c)     Disability.  The Executive's employment pursuant to this Agreement may be terminated by written notice to the Executive by the Company or to the Company by the Executive (i) in the event that Executive suffers a physical or mental disability entitling Executive to long-term disability benefits under the Company's long-term disability plan, if any, or (ii) in the absence of a Company long-term disability plan, in the event that Executive is unable, as determined by the independent members of the Board of Directors (or any designated Committee of the Board comprised solely of independent directors), to perform the essential functions of his regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of six (6) consecutive months.  In the event the Executive's employment is terminated pursuant to this Section 9(c), the Executive shall be entitled to receive, when the same would have been paid to the Executive (whether or not the Term shall have expired during such period), all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination, a pro-rata portion of the Executive's then-current target bonus payable under Section 5(b), and any other unpaid benefits (including disability benefits) to which he is otherwise entitled under any plan, policy or program of the

Company applicable to the Executive as of the Date of Termination. In addition, Executive shall receive fully-paid up health insurance benefits commensurate with the Company's standard health insurance benefits for one (1) year following the Date of Termination.

(d)     By the Company for Cause. The Executive's employment pursuant to this Agreement may be terminated by written notice to the Executive ("Notice of Termination") upon the occurrence of any of the following events (each of which shall constitute "Cause" for termination): (i) the willful and continued failure by Executive to substantially perform his duties after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes he has not substantially performed his duties, or (ii) the willful engaging in misconduct which is materially injurious to the Company, monetarily or otherwise. The termination of employment of the Executive shall not be deemed to be for Cause unless the Executive is given notice and an opportunity, together with counsel, to be heard before the independent members of the Board of Directors, and thereafter Executive is determined by the independent members of the Board of Directors to be guilty of the conduct described in subparagraph (i) or (ii) above. In the event the Executive's employment is terminated pursuant to this Section 9(d), the Executive shall be entitled to receive all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination, and any other unpaid benefits to which he is otherwise entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination, and no more.

(e)     By the Company Without Cause. The Executive's employment pursuant to this Agreement may be terminated by the Company at any time without Cause (which shall specifically include a decision by the Company not to extend this Agreement beyond the third anniversary of the Effective Date) by delivery of a Notice of Termination to the Executive. In the event that the Executive's employment is terminated pursuant to this Section 9(e), the Executive shall be entitled to receive (i) on or prior to the Date of Termination, all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination, (ii) an amount equal to two hundred percent (200%) of the Executive's then-current target bonus payable under Section 5(b), (iii) an amount equal to two hundred percent (200%) of the Executive's Base Salary at the then-current rate of Base Salary, (iv) fully paid-up health insurance benefits commensurate with the Company's standard health insurance benefits for two (2) years following the Date of Termination, and (v) any other unpaid benefits to which the Executive is otherwise entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination. The amounts referred to in clause (ii) and clause (iii) above shall collectively be referred to as the "Severance Amount." The Severance Amount shall be paid to the Executive in a lump sum no later than ten (10) days following the Date of Termination. As a condition to receiving the Severance Amount, Executive agrees to sign, at the time of termination of his employment, a release in favor of the Company of all employment-law related claims.

(f)     By the Executive for Good Reason. The Executive's employment pursuant to this Agreement may be terminated by the Executive by written notice of his resignation ("Notice of Resignation") delivered within twelve (12) months after the occurrence of any of the following events (each of which shall constitute "Good Reason" for resignation): (i) a material reduction in Executive's position, authority, duties or responsibilities, including, without limitation, the failure of Executive to be renominated to the Board of Directors of the Company or to be nominated or named to the board of directors of any entity that acquires control of more than 50% of the Voting Securities of the Company or, if such entity is a subsidiary of another entity, the ultimate parent of such subsidiary, (ii) a reduction in Executive's Base Salary or target bonus payable pursuant to Section 5, (iii) a failure by the Company to require a successor corporation of the Company to honor the terms of this Agreement or (iv) a decision by the Company not to extend this Agreement beyond the third anniversary of the Effective Date; provided, however, that "Good Reason" shall exclude the death or Disability of the Executive.  Notwithstanding the provisions of clause (i) above, in the event the Executive is elected to serve as the president, chief executive officer and/or a member of the board of directors of any entity which acquires control of more than 50% of the Voting Securities of the Company or, if such entity is a subsidiary of another entity, the ultimate parent of such subsidiary, and is provided with a written employment agreement by the entity or, if such entity is a subsidiary of another entity, the ultimate parent of such subsidiary, on substantially the same terms as those contained in this Agreement, the appointment to such position shall not constitute Good Reason for purposes of this Agreement.  In the event that the Executive resigns for Good Reason pursuant to this Section 9(f), the Executive shall be entitled to receive (i) on or prior to the Date of Termination, all Base Salary and benefits to be provided to the Executive under this Agreement through the Date of Termination, (ii) the Severance Amount referred to in Section 9(e) payable at the times and in the manner set forth in Section 9(e) above, provided that applicable references therein to the date of delivery of Notice of Termination shall mean reference to the date of delivery of Notice of Resignation, (iii) fully paid-up health insurance benefits commensurate with the Company's standard health insurance benefits for two (2) years following the Date of Termination and (iv) any other unpaid benefits to which the Executive is otherwise entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination.  As a condition to receiving the Severance Amount, Executive agrees to sign, at the time of termination of his employment, a release in favor of the Company of all employment-law related claims.

(g)     By the Executive Without Good Reason.  The Executive's employment pursuant to this Agreement may be terminated by the Executive at any time by delivery of a Notice of Resignation to the Company.  In the event that the Executive's employment is terminated pursuant to this Section 9(g)(whether by Notice of Resignation to the Company or notice of non-renewal of this Agreement by Executive pursuant to Section 2(b)), the Executive shall receive all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination, any other unpaid benefits to which the Executive is otherwise entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination, and no more.

(h)     Following a Change in Control.  In the event, within twenty-four (24) months following a Change in Control, Executive (i) resigns for Good Reason (as defined and qualified in Section 9(f) above) or is (ii) terminated without Cause, the Executive shall be entitled to receive (A) on or prior to the Date of Termination, all Base Salary and benefits to be paid or provided to the Executive under this Agreement through the Date of Termination, (B) an amount equal to two hundred fifty percent (250%) of the Executive's then-current target bonus payable under Section 5(b), (C) an amount equal to two hundred fifty percent (250%) of the Executive's Base Salary at the then-current rate of Base Salary, (D) fully paid-up health insurance benefits commensurate with the Company's standard health insurance benefits for two (2) years following the Date of Termination, and (E) any other unpaid benefits to which the Executive is otherwise entitled under any plan, policy or program of the Company applicable to the Executive as of the Date of Termination. The amounts referred to in clause B and clause C above shall collectively be referred to as the "Change in Control Severance Amount." The Change in Control Severance Amount shall be paid to the Executive in a lump sum no later than ten (10) days following the Date of Termination. As a condition to receiving the Change in Control Severance Amount, Executive agrees to sign, at the time of termination of his employment, a release in favor of the Company and/or its successor of all employment-law related claims. Payments pursuant to this Section (h) shall be made in lieu of, and not in addition to, any payment pursuant to any other paragraph of this Section 9.

(i) <u>Date of Termination</u>. The Executive's Date of Termination shall be (i) if the Executive's employment is terminated pursuant to Section 9(b), the date of his death, (ii) if the Executive's employment is terminated pursuant to Section 9(c), the date on which a Notice of Termination is given, (iii) if the Executive's employment is terminated pursuant to Section 9(d), the date on which a Notice of Termination is given, (iv) if the Executive's employment is terminated pursuant to Section 9(e), thirty (30) days after the date the Notice of Termination is given; <u>provided</u>, <u>however</u>, that the Executive may waive such notice in the event of a termination pursuant to Section 9(e) in which event, the Executive's Date of Termination shall be five (5) days after the Notice of Termination, (v) if the Executive's employment is terminated pursuant to Section 9(f), thirty (30) days after the date the Notice of Termination is given; <u>provided</u>, <u>however</u>, that the Company may waive such notice in the event of a termination pursuant to Section 9(f) in which event, the Executive's Date of Termination shall be five (5) days after the date the Notice of Resignation is given, (vi) if the Executive's employment is terminated pursuant to Section 9(g), sixty (60) days after the date the Notice of Resignation is given or such shorter period as may be determined by the Company, (vii) if Executive's employment is terminated pursuant to Section 9(h) for Good Reason within twenty-four (24) months following a Change in Control, thirty (30) days after the date the Notice of Termination is given; <u>provided</u>, <u>however</u>, that the Company may waive such notice in the event of a termination pursuant to Section 9(h) in which event, the Executive's Date of Termination shall be five (5) days after the date the Notice of Resignation is given, and (viii) if Executive's employment is terminated pursuant to Section 9(h) without Cause within twenty-four (24) months following a Change in Control, the Executive's Date of Termination shall be five (5) days after the Notice of Termination.

(j) For the purposes of this Agreement, a "Change in Control" shall mean any of the following events:

(i) An acquisition of any securities of the Company entitled to vote generally in the election of directors (the "Voting Securities") by any "Person" (as the term Person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of twenty percent (20%) or more of the combined voting power of the then outstanding Voting Securities; <u>provided</u>, <u>however</u>, that in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean (i) an acquisition by an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company (a "Subsidiary"), (ii) any acquisition by or directly from the Company or any Subsidiary, or (iii) an acquisition pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii) below); or

(ii)        The individuals who, on the Effective Date, constitute the Board of Directors of the Company (the "Incumbent Directors") cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board of Directors shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (such term for purposes of this definition being as defined in Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) and 14(d)(2) of the 1934 Act) other than the Board of Directors ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; or

(iii)        Consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a Subsidiary (a "Reorganization"), or the sale or other disposition of all or substantially all of the Company's assets (a "Sale") or the acquisition of assets or stock of another corporation (an "Acquisition"), unless immediately following such Reorganization, Sale or Acquisition:

(A)        The stockholders of the Company immediately before such Reorganization, Sale or Acquisition, beneficially own, directly or indirectly, immediately following such Reorganization, Sale or Acquisition, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from such Reorganization, Sale or Acquisition (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets or stock either directly or through one or more subsidiaries, the "Surviving Corporation") in substantially the same proportion as their ownership of the Voting Securities immediately before such Reorganization, Sale or Acquisition;

(B)        The individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Reorganization, Sale or Acquisition constitute at least a majority of the members of the board of directors of the Surviving Corporation; and

(C)        No Person (other than the Company, any Subsidiary, any employee benefit plan (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation or any Subsidiary, or any Person who, immediately prior to such Reorganization, Sale or Acquisition, had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Voting Securities), has Beneficial Ownership of twenty percent (20%) or more of the combined voting power of the Surviving Corporation's then outstanding Voting Securities;

Any Reorganization, or Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) of paragraph (iii) above shall be deemed to be a "Non-Qualifying Transaction."

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership, of more than the permitted amount of the outstanding Voting Securities of the Company as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increased the proportional number of shares Beneficially Owned by the Subject Person, provided that if a "Change in Control" would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a "Change in Control" shall occur.

(iv)     Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

10.     Representations.

(a)     The Company represents and warrants that this Agreement has been authorized by all necessary corporate action of the Company and is a valid and binding agreement of the Company enforceable against it in accordance with its terms.

(b)     The Executive represents and warrants that he is not a party to any agreement or instrument which would prevent him from entering into or performing his duties in any way under this Agreement.

11.     Assignment; Binding Agreement.  This Agreement is a personal contract and the rights and interests of the Executive hereunder may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him, except as otherwise expressly permitted by the provisions of this Agreement.  This Agreement shall inure to the benefit of and be enforceable by the Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Executive should die while any amount would still be payable to him hereunder had the Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his devisee, legatee or other designee or, if there is no such designee, to his estate.

12.     Confidentiality; Non-Competition; Ownership of Works.

(a)     The Executive acknowledges that: (i) the Business is intensely competitive and that the Executive's employment by the Company will require that the Executive have access to and knowledge of confidential information of the Company relating to the Business and other trade secrets, in each case other than as and to the extent such information is generally known or publicly available through no violation of this Section 12 by the Executive, (ii) the use or disclosure of such information other than in furtherance of the Business may place the Company at a competitive disadvantage and may do damage, monetary or otherwise, to the Business; and (iii) the engaging by the Executive in any of the activities prohibited by this Section 12 or by the Company's Proprietary Rights Agreement (which Executive previously executed and delivered to the Company) shall constitute improper appropriation and/or use of such information.  The Executive expressly acknowledges the trade secret status of the Company's confidential information and that the confidential information constitutes a protectable business interest in the Company.  Accordingly, the Company and the Executive agree as follows:

(b)　　For purposes of this Section 12, the Company shall be construed to include the Company, its subsidiaries and their respective affiliates.

(c)　　For a period of two (2) years after the Date of Termination if Executive receives a payment under Section 9(e) or 9(f), or for a period of thirty (30) months after the Date of Termination if Executive receives a payment under Section 9(h), the Executive shall not engage in Competition, as defined below, with the Company or its subsidiaries within any market where the Company is conducting Competitive Services, as defined below, at the time of termination of Executive's employment hereunder.  For purposes of this Agreement, "Competition" by the Executive shall mean the Executive's engaging in significant activities relating to, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any entity engaged in significant activities relating to, Competitive Services, including without limitation the following companies:  AVEVA Group PLC, Autodesk, Inc., Bentley Systems, Inc., Environmental Systems Research Institute, Mapinfo Corporation, Tritech Software Systems and the applicable division(s) of General Electric Corporation, Motorola, Inc., Northrop Grumman Corporation and Compudyne Corporation; provided that, it shall not be a violation of this sub-paragraph for the Executive to become the registered or beneficial owner of less than five percent (5%) of any class of the capital stock of any one or more competing corporations registered under the Securities Exchange Act of 1934, as amended, provided that, the Executive does not actively participate in the business of such corporation until such time as this covenant expires.  For purposes of this Agreement, the term "Competitive Services" means the development, marketing, or provision of location--based software, geospatial mapping software and geographic information systems software to or for utilities and communications, transportation and commercial photogrammetry, military intelligence, or public safety firms, or design software for the process, power or ship design markets.

(d)　　For a period of two (2) years after the Date of Termination if Executive receives a payment under Section 9(e) or 9(f), or for a period of thirty (30) months after the Date of Termination if Executive receives a payment under Section 9(h), the Executive shall not engage in Competition, as defined below, with the Company or its subsidiaries within any market where the Company is conducting Competitive Services, as defined below, at the time of termination of Executive's employment hereunder.  For purposes of this Agreement, "Competition" by the Executive shall mean the Executive's engaging in significant activities relating to, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any entity engaged in significant activities relating to, Competitive Services, including without limitation the following companies:  AVEVA Group PLC, Autodesk, Inc., Bentley Systems, Inc., Environmental Systems Research Institute, Mapinfo Corporation, Tritech Software Systems and the applicable division(s) of General Electric Corporation, Motorola, Inc., Northrop Grumman Corporation and Compudyne Corporation; provided that, it shall not be a violation of this sub-paragraph for the Executive to become the registered or beneficial owner of less than five percent (5%) of any class of the capital stock of any one or more competing corporations registered under the Securities Exchange Act of 1934, as amended, provided that, the Executive does not actively participate in the business of such corporation until such time as this covenant expires.  For purposes of this Agreement, the term "Competitive Services" means the development, marketing, or provision of location--based software, geospatial mapping software and geographic information systems software to or for utilities and communications, transportation and commercial photogrammetry, military intelligence, or public safety firms, or design software for the process, power or ship design markets.

(e)     For a period of two (2) years after the Date of Termination if Executive receives a payment under Section 9(e) or 9(f), or for a period of thirty (30) months after the Date of Termination if Executive receives a payment under Section 9(h), the Executive agrees that he will not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, do any of the following:

(i)     solicit from any customer doing business with the Company as of the Executive's termination, business of the same or of a similar nature to the business of the Company with such customer;

(ii)     solicit from any known potential customer of the Company business of the same or of a similar nature to that which, to the knowledge of the Executive, has been the subject of a written or oral bid, offer or proposal by the Company, or of substantial preparation with a view to making such a bid, proposal or offer, within six (6) months prior to the Executive's termination; or     (iii)     recruit or solicit the employment or services of any person who was employed by the Company upon termination of the Executive's employment and is employed by the Company at the time of such recruitment or solicitation.

(f)     The Executive acknowledges that the services to be rendered by him to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a breach or threatened breach by him of any of the provisions contained in this Section 12 may cause the Company irreparable injury.  The Executive therefore agrees that the Company may be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining the Executive from any such violation or threatened violations

(g)     If any one or more of the provisions contained in this Agreement shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the fullest extent permitted by law.

13.     Certain Additional Payments by the Company.

(a)     Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 13) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, and taking account of any withholding obligation on the part of the Company, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b)     Subject to the provisions of Section 13(c), all determinations required to be made under this Section 13, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be used in arriving at such determination, shall be made by the Company's regular certified public accounting firm (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company.  In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the change in control, the Company shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Any Gross-Up Payment, as determined pursuant to this Section 13, shall be paid by the Company to Executive, net of any of the Company's federal or state withholding obligations with respect to such Payment, within five days of the receipt of the Accounting Firm's determination.  Any determination by the Accounting Firm shall be binding upon the Company and Executive.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to Section 13(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

(c)     Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of a Gross-Up Payment (or an additional Gross-Up Payment).  Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

(i)     give the Company any information reasonably requested by the Company relating to such claim,

(ii)     take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 13(c), the Company shall control all proceedings taken in connection with such contest (to the extent applicable to the Excise Tax and the Gross-Up Payment) and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 13(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company's complying with the requirements of Section 13(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 13(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

14. Entire Agreement. This Agreement contains all the understandings between the parties hereto pertaining to the matters referred to herein, and supersedes any other undertakings and agreements, whether oral or in writing, previously entered into by them with respect thereto, other than the Company's Proprietary Rights Agreement. The Executive represents that, in executing this Agreement, he does not rely and has not relied upon any representation or statement not set forth herein made by the Company with regard to the subject matter or effect of

this Agreement or otherwise and that Executive has been represented by counsel selected by Executive.

15.     <u>Amendment or Modification Waiver</u>.  No provision of this Agreement may be amended or waived, unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorized officer of the Company.  No waiver by any party hereto of any breach by another party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

16.     <u>Notices</u>.  Any notice to be given hereunder shall be in writing and shall be deemed given when delivered personally, sent by courier or facsimile or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice hereunder in writing:

*To the Executive at:*

R. Halsey Wise
328 Ponte Vedra Boulevard
Ponte Vedra Beach, FL 32082r

*With copies to:*

Laura Thatcher
Alston & Bird
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

*To the Company at:*

Intergraph Corporation
Mail Stop IW2008
Huntsville, Alabama 35894-0001
Attention:  General Counsel
Facsimile:  (256) 730-2247

*With copies to:*

Sidney McDonald
215 Timberlake Drive
Union Grove, Alabama 35175

Any notice delivered personally or by courier under this Section 16 shall be deemed given on the date delivered and any notice sent by facsimile or registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date transmitted by facsimile or mailed.

17.     <u>Severability</u>.  If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent

jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision hereof shall be validated and shall be enforced to the fullest extent permitted by law.

18.     Survivorship.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

19.     Governing Law; Venue.  This Agreement will be governed by and construed in accordance with the laws of the State of Alabama, without regard to the principles of conflicts of law thereof.

20.     Headings.  All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

21.     Withholding.  All payments to the Executive under this Agreement shall be reduced by all applicable withholding required by federal, state or local law.

22.     Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

23.     Arbitration.  Any controversy or claim arising out of or in relating to this Agreement, or the breach thereof, shall be settled by arbitration in Huntsville, Alabama, in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Except as set forth herein, arbitration shall be the exclusive remedy for resolving disputes arising under this Agreement.  Discovery shall be permitted to the same extent as in a proceeding under the Federal Rules of Civil Procedure.  Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  All fees and expenses of the arbitrator and such Association shall be paid as determined by the arbitrator.

24.     Legal Fees.  In the event of any controversy or claim arising out of or relating to this Agreement, or the breach thereof, to the extent permitted by law, the Company shall pay (on an as-incurred basis) the reasonable fees and cost of Executive's attorneys attributable to such controversy or claim ("Legal Fees"); provided that Executive shall promptly reimburse the Company for all such Legal Fees if the Executive does not prevail on at least one material issue arising in such controversy or claim.

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement effective as of date set forth above.


INTERGRAPH CORPORATION


By: ____/s/ David Vance Lucas_____

Name: David Vance Lucas

Title: Vice President, General Counsel


EXECUTIVE


_/s/ R. Halsey Wise_____
R. Halsey Wise